Exhibit 99.1

Media Relations Contacts
Lucas van Grinsven - Corporate Communications - +31 6 101 99 532 - Veldhoven, the Netherlands
Niclas Mika - Corporate Communications - +31 6 201 528 63 - Veldhoven, the Netherlands

Investor Relations Contacts
Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA
Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

Strong logic demand drives third-quarter results, on track for record 2016 sales
Orders for three EUV systems show customer base expanding to six

VELDHOVEN, the Netherlands, October 19, 2016 - ASML Holding N.V. (ASML) today publishes its 2016 third-quarter results.

•	Q3 net sales of EUR 1.81 billion, gross margin 46.0 percent

•	ASML guides Q4 2016 net sales between EUR 1.7 and 1.8 billion and a gross margin between 47 and 48 percent

•	ASML continues to expect HMI acquisition to close in Q4

(Figures in millions of euros unless otherwise indicated)	Q2 2016	Q3 2016
Net sales	1,740	1,815
...of which service and field option sales	486	577

Other income (Co-Investment Program)	23	23

New systems sold (units)	39	38
Used systems sold (units)	7	2
Average Selling Price (ASP) of net system sales	27.3	31.0

Net bookings	1,566	1,415
Systems backlog	3,371	3,462

Gross profit	741	834
Gross margin (%)	42.6	46.0

Net income	354	396
EPS (basic; in euros)	0.83	0.93

End-quarter cash and cash equivalents and short-term investments	2,926	4,313

A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO Statement
"As anticipated, our third-quarter sales were driven by logic customers building out the 10 nanometer node, which represented more than 80 percent of net system sales, as well as continued growth in net service and field option sales. We also recognized partial revenue for one EUV system at shipment, which had not been included in our previous guidance. This lifted third-quarter net sales above guidance but also decreased our gross margin by 1.4 percentage points. For the remainder of the year, a mix of sales to both logic and memory customers keeps us on track to finish the year with record annual sales, for the third consecutive year," ASML President and Chief Executive Officer Peter Wennink said.

"Our EUV program continued to make progress on key industrialization metrics and we took orders for three NXE:3400 EUV systems in the quarter. This means that six customers are now actively engaged in the EUV introduction in both memory and logic."

Product and Business Highlights

•
In Deep Ultraviolet (DUV) lithography, we have shipped a total of 38 TWINSCAN NXT:1980 systems since introduction last year, enabling the 10 nanometer logic node ramp. In addition to new system sales, customers also upgrade existing systems to NXT:1980 performance. These upgrades are ramping in volume, supporting revenue growth from our installed base. For customers producing 3D NAND memory chips, we introduced a large-range level sensor as an option to our line of XT “dry” systems in the third quarter. This option improves leveling and hence focus performance on 3D NAND high-topology layers.

•
In Holistic Lithography, we concluded a high-volume, multi-year purchase agreement with a leading chip maker, who will use ASML’s complete suite of Brion process window enhancement products for its high-volume production applications to achieve higher yield at the most advanced nodes. In addition, we successfully rolled out our latest litho control software to both memory and foundry customers in the third quarter. Most regulatory approvals for the acquisition of Hermes Microvision Inc. (HMI) have been received and we continue to expect it to close in the fourth quarter.

•
In Extreme Ultraviolet (EUV) lithography, one of our customers demonstrated an average productivity of more than 1,500 wafers per day (wpd) over three days on a NXE:3350B. The best availability performance shown by an EUV system was above 90 percent over four weeks on a NXE:3300B. We shipped one NXE:3350B system in the third quarter. In Q4, we expect to ship one system; two additional systems will be delayed into early 2017, one due to customer fab readiness and one due to late material delivery.

Outlook
For the fourth-quarter of 2016, ASML expects net sales between EUR 1.7 and 1.8 billion, a gross margin between 47 and 48 percent, R&D costs of about EUR 275 million, other income of about EUR 23 million -- which consists of contributions from participants of the Customer Co-Investment Program, SG&A costs of about EUR 100 million (which includes one-off acquisition-related costs of around EUR 10 million) and an effective annualized tax rate of around 13 percent.

Update Share Buyback Program
As part of ASML's financial policy to return excess cash to shareholders through dividends and regularly timed share buyback programs, ASML in January 2016 announced its intention to purchase up to EUR 1.5 billion of shares to be executed within the 2016-2017 time frame. ASML intends to cancel the shares upon repurchase.
Through October 2, 2016, ASML has acquired 4.8 million shares under this program for a total consideration of EUR 400 million. The repurchased shares will be canceled.
The share buyback program is currently paused while we are in the midst of the HMI acquisition process. We continue to expect to complete the full 2016-2017 program, yet it may be further suspended, modified or discontinued at any time. Any transactions under this program will be published on ASML's website (www.asml.com/investors) on a weekly basis.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 15,500 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Wolfgang Nickl at 15:00 PM Central European Time / 09:00 AM U.S. Eastern time. To register for the call and receive dial-in information, go to www.asml.com/qresultscall. Listen-only access is also available via www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com.

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com.

The consolidated balance sheets of ASML Holding N.V. as of October 2, 2016, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended October 2, 2016 as presented in this press release are unaudited.

Regulated Information

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, including expected customer demand in specified market segments including memory, logic and foundry, expected trends and outlook, including expected levels of service sales, systems backlog, expected financial results for the fourth quarter and full year 2016, including expected sales, other income, gross margin, R&D and SG&A expenses and effective annualized tax rate, annual revenue opportunity for ASML and EPS potential by end of decade, productivity of our tools and systems performance, including EUV system performance (such as endurance tests), expected industry trends and expected trends in the business environment, statements with respect to the acquisition of HMI by ASML, including the expected timing of completion of the HMI acquisition, the expected benefits of the acquisition of HMI by ASML, including the provision of e-beam metrology capability and its effect on holistic lithography solutions and pattern fidelity control, statements with respect to EUV targets, including availability, productivity and shipments, including the number of EUV systems expected to be shipped and timing of shipments, and roadmaps, shrink being key driver to industry growth, expected industry adoption of EUV and statements with respect to the intent of customers to insert EUV into production, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value, goals for holistic lithography, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares and statements with respect to the current share repurchase plan. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and timing of resumption of the share repurchase plan, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.